CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, November 30, 2004

RESIGNATION OF DIRECTOR

Cambior Inc. announces the resignation of Mr. John W.W. Hick as director, effective today. Mr. Hick will be assuming the position of Vice-Chairman and Chief Executive Officer of another mining company effective December 1st, 2004.

Louis P. Gignac, President and Chief Executive Officer of Cambior stated: "We would like to express our appreciation to Mr. Hick for his contribution to our Company since 2000 through his active participation on our Board of Directors and our Audit Committee. We wish him great success in his new functions".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

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DÉMISSION D'UN ADMINISTRATEUR

Longueuil, 30 novembre 2004

Cambior inc. annonce la démission de Monsieur John W.W. Hick en qualité d'administrateur, en vigueur dès aujourd'hui. Monsieur Hick occupera le poste de vice-président du conseil et chef de la direction d'une autre société minière à compter du 1er décembre 2004.

Louis P. Gignac, Président et Chef de la direction de Cambior inc. a déclaré : « Nous tenons à remercier Monsieur Hick pour sa contribution à notre Compagnie depuis 2000 via sa participation active au sein de notre conseil d'administration et notre comité de vérification. Nous lui souhaitons un franc succès dans ses nouvelles fonctions. »

Cambior inc. est un producteur aurifère international avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Ses bons de souscription « CBJ.WT.C » et « CBJ.WT.D » sont inscrits à la cote de la Bourse de Toronto.

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For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2004-28